

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2021

Kevin Stein
Chief Executive Officer
EJF Acquisition Corp.
2107 Wilson Boulevard, Suite 410
Arlington, Virginia 22201

> **Re: EJF Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 14, 2021**
> **CIK No. 0001839434**

Dear Mr. Stein:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and publicly filing an amended registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your filed amended registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed January 14, 2021

General

1. We note that the warrants being offered will become exercisable 30 days after the completion of your initial business combination. Given that the business combination could occur within one year, it appears that an offering of both the overlying and underlying securities may be taking place at the same time. Please revise to include the underlying shares as part of the registration statement or, if you disagree, explain to us why you believe this is unnecessary. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04 for additional guidance.

You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joshua Ford Bonnie